United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

June 15, 2026

Re: Boqii Holding Ltd.

Acceleration Request for Registration Statement on Form F-3

Initially filed June 5, 2026

File No. 333-296541

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Boqii Holding Ltd hereby requests that the effective date and time of the above-referenced registration statement be accelerated to Wednesday, June 17, 2026 at 4:00 pm Eastern Time, or as soon thereafter as practicable.

Please feel free to direct any questions or comments concerning this request to our U.S. legal counsel, David Manno of McCarter & English, LLP by telephone at +1 (212)-609-6833 via e-mail at dmanno@mccarter.com.

Thank you for your assistance in this matter.

Sincerely,

Boqii Holding Ltd.

By:	/s/ Yinhzi (Lisa) Tang
Name:	Yinhzi (Lisa) Tang
Title:	Co-Chief Chief Executive Officer and Chief Financial Officer